SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)

BIOTIME INC.

(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley
Greenway Partners, L.P.
150 E. 57th Street
 New York, New York  10022

(212) 355-6800

(Name, address and telephone number of person authorized to receive notices and communications)

April 15, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 10 Pages)

CUSIP No. 09066L105	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	2,417,474
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,417,474
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		2,417,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.3%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	761,764
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	761,764
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		761,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.9%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: GREENHOUSE PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3793447
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	761,764
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	761,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		761,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.9%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	7,057,454
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	3,179,238
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	7,057,454
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,179,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		10,236,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		35.6%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: GARY K. DUBERSTEIN S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	12,936
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	3,179,238
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	12,936
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,179,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		3,192,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		12.1%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 22 (“Amendment No. 22”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, Amendment No. 19 dated April 9, 2008, Amendment No. 20 dated November 19, 2008, and Amendment No. 21 dated January 7, 2009 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on each Reporting Person’s respective cover sheet and presented in response to Item 5(c) is incorporated by reference herein.

ITEM 4.      PURPOSE OF TRANSACTION

The information presented in response to Item 5(c) is incorporated by reference herein.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown their respective cover page, which information is incorporated by reference herein by such Reporting Person.  The percentages are based upon the number of shares shown as outstanding on the Company’s annual report on Form 10-K for the year ended December 31, 2008, plus 564,565 shares that BioTime will issue to lenders under its Revolving Line of Credit Agreement as reported by BioTime in its current report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2009.

       The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table.  In such table, pursuant to Rule 13d-3, (a) the shares issuable upon the exercise of the warrants owned by Greenbelt are deemed outstanding for determining the percentage ownership of Shares by Greenbelt, (b) the shares issuable upon the exercise of the warrants owned by Greenway are deemed outstanding for determining the percentage ownership of Shares by Greenway, (c) the shares issuable upon the exercise of the warrants owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof, and (d) the shares issuable upon the exercise of the warrants owned by Mr. Duberstein are deemed outstanding for determining the percentage ownership of Shares by Mr. Duberstein, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Greenbelt	2,417,474	9.3%
Greenway	761,764	2.9%
Kingsley	7,057,454	25.2%
Duberstein	12,936	0.05%

Greenbelt has direct beneficial ownership of 2,417,474 Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 761,764 Shares.  Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership.  Each of Messrs. Kingsley and Duberstein, through their ability to control Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own.

(b)           If Greenbelt were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 2,417,474 Shares, and the sole power to dispose or direct the disposition of such Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

If Greenway were to exercise in full the warrants it owns, which are all presently exercisable, it would have the sole power to vote or direct the vote of 761,764 Shares and the sole power to dispose or direct the disposition of such Shares.  Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership.  Each of Messrs. Kingsley and Duberstein, through their ability to control Greenhouse, to may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares and to beneficially own the Shares which Greenhouse may be deemed to beneficially own.

    If Mr. Kingsley were to exercise in full the warrants he holds, which are all presently exercisable, he would have the sole power to vote or direct the vote of 7,057,454 Shares and the sole power to dispose or direct the disposition of such Shares.

If Mr. Duberstein were to exercise in full the warrants he holds, which are all presently exercisable, he would have has the sole power to vote or direct the vote of 12,936 Shares and the sole power to dispose or direct the disposition of such Shares.

(c)           On December 31, 2008, Greenway began distributing to its limited partners, on a pro rata basis, 191,163 Shares, 143,168 warrants, and $95,846 in principal amount of BioTime promissory notes issued under the BioTime line of credit.  The number of Shares and Warrants distributed to the Greenway limited partners shown in this paragraph corrects the amounts previously reported in Amendment No. 21, which inadvertently double counted the number of shares and warrants distributed to one limited partner.

During March 2009, Greenbelt became a lender under BioTime’s Revolving Line of Credit Agreement and loaned BioTime $100,000.  Greenbelt received 2,715 common shares in consideration of its loan commitment, under a provision of the Revolving Line of Credit Agreement that entitles lenders to receive a number of common shares having an aggregate market value (based on closing price of the shares on the OTC-BB) equal to six percent (6%) of the lender’s loan commitment.

On April 15, 2009, Mr. Kingsley, Greenway, Greenbelt, and certain other unaffiliated lenders agreed to extend the maturity date of their loans under BioTime’s Revolving Line of Credit Agreement to December 1, 2009.  Each lender who agreed to extend the maturity date of their outstanding loans will receive from BioTime a number of common shares having an aggregate market value (based on closing price of the shares on the OTC-BB) equal to six percent (6%) of the lender’s loan commitment, as consideration for the extension of the term of their loan.  Mr. Kingsley will receive 8,572 common shares, Greenway will receive 7,000 common shares, and Greenbelt will receive 3,429 common shares in consideration of the extension of the maturity date of their loans.

Any shares that may be acquired by Mr. Kingsley, Greenway, and Greenbelt in exchange for their BioTime promissory notes under the Revolving Line of Credit Agreement are not included in the shares beneficially owned by them.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           Not applicable.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

Exhibit 47	Fifth Amendment of Revolving Line of Credit Agreement. (Incorporated by reference to BioTime’s Form 8-K as filed with the Securities and Exchange Commission on April 17, 2009)
Exhibit 48	Fifth Amendment of Security Agreement. (Incorporated by reference to BioTime’s Form 8-K as filed with the Securities and Exchange Commission on April 17, 2009)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  April 20, 2009

/s/Alfred D. Kingsley
Alfred D. Kingsley

GREENHOUSE PARTNERS, L.P

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENWAY PARTNERS, L.P.
By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, President